Exhibit 99.14

CANOPY GROWTH CORP ESTABLISHES AND COMMITS INITIAL FUNDING FOR THE CANNABIS INDUSTRY’S FIRST STREAMING AND STRAGEGIC SUPPORT PLATFORM, CANOPY RIVERS CORPORATION

SMITHS FALLS, ONTARIO – April 27, 2017 – Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that following the successful launch of its first-in-class Craft Grow program which opens up access to genetics, knowledge and retail infrastructure to strategic partners, it has today committed $20 million in seed capital funding for a complementary but distinct company that will provide financial support to ACMPR applicants and existing Licensed Producers.

Specifically, the newly formed company, Canopy Rivers Corporation (“Canopy Rivers”), will operate as a joint venture with Canopy Growth. It will provide growth capital and strategic support to selected partners in exchange for a contracted stream of future cannabis production. Through its joint venture with Canopy Growth, it is also ideally positioned to provide strategic and operational support services on an as needed basis to help de-risk and expedite the development of its streaming counterparties and assist with the licensing process to help bring more producers to market faster.

As the global market leader in the cannabis industry, Canopy Growth receives inbound inquiries from applicants and operators across the country and abroad seeking strategic partnerships, operational support, wholesale off-take, and financial support. Since the launch of Tweed’s Craft Grow platform earlier this month, the level of interest in these types of agreements has increased considerably and established a need for a related, but distinct vehicle to pursue these opportunities.

The establishment of Canopy Rivers as a separate entity creates a unique platform through which these opportunities can be pursued in a manner that allows counterparties to maintain control of their operations, formulate their own unique brands and strategies, and fortify their own positions as members of Canada’s globally leading eco-system of emerging cannabis companies. It facilitates a lower cost, less dilutive source of growth capital that also comes with an opportunity to establish distribution via Canopy Growth’s Tweed Main Street and Craft Grow programs and platform.

“As new companies pursue opportunities in the sector, accessing capital and successfully navigating the stringent regulatory environment continues to be critical gating items for many. Canopy Rivers helps to fill that void with a less costly and less dilutive way to foster the cannabis ecosystem of both boutique and commercial scale operators. Consumers benefit from a more diverse collection of producers and products; and companies get access to an alternative source of capital that comes with a lifeline to tap for support if they need it. Canopy Rivers gets to build and maintain a steady supply of cannabis at a predictable cost, and Canopy Growth gets access to an increased outlet for wholesale supply and differentiated products. This platform creates a mutually beneficial way to support industry growth,” says Bruce Linton, Chief Executive Officer of Canopy Growth.

While initially a wholly owned subsidiary of Canopy Growth, Canopy Rivers will be operated and supported by a lean executive suite comprised of members from Canopy Growth’s industry leading executive and professional support network. Details regarding the executive leadership team, strategic support partners, and Canopy River’s initial capital and streaming structure will be released under separate cover by Canopy Rivers on Monday, May 1, 2017.

Here’s to Future Growth for Everyone.

About Canopy Rivers Corporation

Canopy Rivers is a newly-formed and wholly-owned subsidiary of Canopy Growth focused on free cash flow generation and the aggregation of wholesale supply. Canopy Rivers will enter streaming agreements to purchase a portion of cannabis harvested from licensed producers in exchange for an upfront capital and additional ongoing payments upon delivery of the product. In return, Canopy Rivers will be supplied with high-quality cannabis at predictable costs. Partners of Canopy Rivers will benefit from Canopy Growth’s world-leading expertise within the cannabis market while still allowing the partners to maintain day-to-day control over operational and strategic initiatives.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering diverse brands and curated cannabis strain varieties in dried and oil extract forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of indoor and greenhouse production capacity. Canopy Growth has established partnerships with leading sector names in Canada and abroad. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, Tweed Inc., Tweed Farms Inc., Mettrum Health Corp., or Bedrocan Canada Inc. to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corp. does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Tyler Burns

Investor Relations

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com